Exhibit 13.2

                    PRINCIPAL FINANCIAL OFFICER CERTIFICATION
                       PURSUANT TO 18 U.S.C. SECTION 1350

        In connection with the Annual Report of Diana Shipping Inc. (the "Company") on Form 20-F for the annual period ended December 31, 2004, as filed with the Securities and Exchange Commission (the "SEC") on or about the date hereof (the "Report"), I, Konstantinos Koutsomitopoulos, Principal Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

     A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.


Date: June 29, 2005

/s/ Konstantinos Koutsomitopoulos
---------------------------------
Konstantinos Koutsomitopoulos
Chief Accounting Officer

23159.0002 #582225